OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

February 27, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: addition to the notice, report on the voting results of participants of the extraordinary general shareholders' meeting, the issuer's quarterly report for the 1st quarter of 2005, material fact notice "Information on resolution of general meetings, notice of the determination of the price for the buyback of shares by the Company at shareholders' request. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully

Yury Rovensky
General Director

Открытое акционерное общество «РБК Информационные Системы» * МОСКВА * № 201091

OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow, 119261

ADDITION TO THE NOTICE

of the extraordinary general meeting of shareholders

Dear Shareholder,

We hereby inform you that due to the fact that the approval of a material transaction is on the agenda of the extraordinary general shareholders meeting, which is to be held at RBC's premises at 78, building 1, Profsoyuznaya Street on February 7, 2006, shareholders in OAO RBC Information Systems are entitled to demand the buyback of their shares (part of shares) by the Company in the event that shareholders vote against the decision to approve the material transaction or abstain from voting on this issue.

The Company will buy back shares at a price determined by the Company's Board of Directors on the basis of the weighted average market price of shares as of one week prior to the date of the extraordinary general shareholders meeting, i.e. from January 31, 2006 to February 6, 2006. Information on the buyback price will be published together with the disclosure of information on the decisions made by the extraordinary general shareholders meeting on the newslines of Interfax and AK&M news agencies and on the issuer's webpage at www.rbcinfosystems.ru.

In the event that a shareholder wishes to exercise the right to demand the buyback of his shares by the Company, the shareholder shall send a written notice of the buyback of his shares to the Company specifying his address (location) and the number of shares he demands be bought back. Shareholders shall raise the demands for the Company with respect to the buyback of their shares by the Company no later than 45 days from the date on which a corresponding decision was made by the general meeting of shareholders. Upon expiration of this period, the Company will buy back shares from the shareholders who demanded the buyback within 30 days.

The total funds the Company will spend on the buyback of shares shall not exceed 10 percent of the Company's net asset value as of the date on which the decision creating the right for shareholders to demand the Company's buyback of their shares was made. In the event that the total amount of shares, for which buyback demands are raised, exceeds the amount of shares, which the Company can buy back, taking the set limit into account, the shares shall be bought back from shareholders in proportion to the raised demands.

Sincerely Yours,
The Board of Directors
OAO RBC Information Systems

Material Fact Notice
Information on resolutions of general meetings

1. General Information	
1.1. Issuer's full corporate name (name for a non-profit organization)	*RBC Information Systems Open Joint-Stock Company*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt, Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer for information disclosure	*http://www.rbcinfosystems.ru*
1.8. Name(s) of the printed periodical(s) used by the Issuer for publication of information	*Supplement to the Bulletin of the Federal Financial Markets Service*
1.9. Code(s) of material fact(s)	*1005214A07022006*

2. Contents of the Notice

2.1. Type of general meeting (annual, extraordinary): ***extraordinary general shareholders' meeting***

2.2. Form of the general meeting: ***joint presence with prior distribution of voting ballots***

2.3. Date and location of the general meeting: ***February 7, 2006, RBC offices at building 1, 78 Profsoyuznaya Street, Moscow***

2.4. Quorum of the general meeting –

Items on the agenda of the general meeting	Number of votes of persons eligible to participate in general meetings, as of September 7, 2005	Number of votes of persons who participated in the general meeting		Quorum
			%	
1	119,260,000	76,209,870	63.90	Present

2.5. Issues put to vote, and respective voting results:

1) Approval of a major transaction
VOTING RESULTS:

FOR – 66,925,555 votes (87.82 percent);
AGAINST – 8,227,305 votes (10.80 percent);
ABSTAINED – 1,056,850 votes (1.39 percent).

2.6. Statement of resolutions passed by the general meeting:

1. To approve a major transaction whereby RBC Information Systems guarantees credit commitments of RBC Investments (Cyprus) Limited in so far as it concerns timely repayment of debt and payment of interest. The maximum value for the contract of guarantee is determined to be USD150m. The guarantee shall be provided for the whole term to maturity of credit commitments (up to three years).

3. Signature

3.1. General Director (signature) Yury Rovensky

3.2. Date: February 7, 2006


«РБК
Информационные
Системы»
МОСКВА
Seal

Notice of the determination of the price for the buyback of shares by the Company at shareholders' request

1. **Issuer's full corporate name**: RBC Information Systems Open Joint-Stock Company.
2. **Issuer's short corporate name**: OAO RBC Information Systems.
3. **Issuer's address**: 75/9 Leninsky Prospekt, Moscow 119261.
4. **Issuer's primary state registration number (OGRN):** 1027700381851
5. **Issuer's taxpayer ID**: 7736206959
6. **Issuer's unique code assigned by the registration authority**: 05214-A
7. **Address of the website used by the Issuer for information disclosure**: http://www.rbcinfosystems.ru.
8. **Name(s) of the printed periodical(s) used by the Issuer for publication of information:** Supplement to the Bulletin of the Federal Financial Markets Service.
9. Information that could seriously affect the value of the Issuer's offered and/or outstanding securities: OAO RBC Information Systems (hereinafter referred to as "the Issuer") reports that the Board of Directors of OAO RBC Information Systems has determined the price for the buyback of shares by the Issuer at the request of shareholders, who voted against the decision to approve the material transaction or refrained from voting on this issue at the extraordinary general shareholders' meeting on February 7, 2006. The price for the buyback is 193.736 rubles per share.

General Director
OAO RBC Information Systems  Yury Rovensky

February 7, 2006


«РБК
Информационные
стемы»

REPORT

on the voting results of participants of the extraordinary general shareholders' meeting of RBC Information Systems Open Joint-Stock Company (hereinafter referred to as "the Company")

The Company's legal address: 75/9 Leninsky Prospekt, Moscow 119261.
The meeting was held at: RBC offices, building 1, 78 Profsoyuznaya Street, Moscow.
Date of the meeting: February 7, 2006.
Form of the meeting: joint presence with prior distribution of voting ballots.

Chairman of the general meeting: German Kaplun.
Secretary of the general meeting: Legal Advisor Ekaterina Melnikova.

Pursuant to the Federal Law No. 120-FZ "On joint-stock companies", the duties of the Counting Commission were performed by the Company's Registrar, ZAO IRKOL, represented by Marina Novikova.

Agenda of the meeting:

1. Approval of a major transaction.

Quorum for the agenda item at the general meeting:

Items on the agenda of the general meeting	Number of votes of persons eligible to participate in general meetings, as of December 26, 2005.	Number of votes of persons who participated in the general meeting		Quorum
			%	
1	119,260,000	76,209,870	63.90	Present

With regard to the item put to vote it was resolved as follows:

With regard to the item: **1. To approve a major transaction whereby RBC Information Systems guarantees credit commitments of RBC Investments (Cyprus) Limited in so far as it concerns timely repayment of debt and payment of interest. The maximum value for the contract of guarantee is determined to be USD150m. The guarantee shall be provided for the whole term to maturity of credit commitments (up to three years).**

Voting results:

	Number of votes	Percentage of votes
FOR	66,925,555	87.82
AGAINST	8,227,305	10.80
ABSTAINED	1,056,850	1.39

DECISION PASSED.

Chairman of the general meeting G. Kaplun


«РБК
Информационные
Системы»
МОСКВА

Secretary of the general meeting E. Melnikova

APPENDIX NO. 3
to the Rules of Listing, Admission to Placement and Circulation of Securities on MICEX Stock Exchange CJSC

Information on compliance of OAO RBC Information Systems with mandatory requirements for inclusion of the securities on the A Quotation List of the MICEX Stock Exchange

No.	Requirement	Information on compliance or non-compliance with the requirements	Compliance confirmation (references to provisions of the issuer's documents)*
1. General issuer requirements			
1.1.	The issuer shall elect a Board of Directors by cumulative voting.	Fulfilled	Clause 14.6 of the Articles of Association (Version 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
1.2.	The issuer's Board of Directors shall have at least 3 independent directors, who meet the following criteria: they shall not be the issuer's officials or employees on the date of election and for three years preceding it; they shall not be officials of any other company, where any of the issuer's employees is a member of the Board of Directors' committee for human resources and remuneration; they shall not be spouses, parents, children or siblings of the issuer's employees; they shall not be affiliated with the issuer or its affiliates; they shall not be party to the issuer's obligations, under which they may acquire property (obtain funds) equaling 10 or more percent of the total annual income of the above persons, save for remunerations for work on the issuer's Board of Directors; they shall not represent the government; they shall not have been members of the issuer's Board of Directors for over 5 years.	Fulfilled	Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004) Independent directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn.

1.3.	The issuer's Board of Directors shall set up a committee, whose exclusive functions shall be the evaluation of candidates for the joint-stock company's auditors, reviewing auditors' reports, evaluation of the issuer's internal audit procedures, and drafting of proposals to improve them (the audit committee). The committee shall be chaired by an independent director.	Fulfilled	Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
	The audit committee shall consist of independent directors only, and if impossible for objective reasons, of independent and non-executive directors only (the issuer's sole executive body and/or members of the collegial executive body shall not be appointed members of the committee).	Fulfilled	Members of the committee: Chairman: 1. Michael Hammond (independent director). Members: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director)
	Results of the review of the report of the issuer's auditor prepared by the audit committee shall be presented in the form of materials for the issuer's annual general shareholders' meeting.	Fulfilled	Clause 4, Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
1.4.	The issuer's Board of Directors shall set up a committee for human resources and remuneration, whose exclusive functions shall be as follows:	Fulfilled	Article 29 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
	definition of the principles and criteria for determining the amount of remuneration due to members of the issuer's Board of Directors, members of the collegial executive body and the person acting as the sole executive body, including the managing entity or the manager;		
	preparation of proposals for determining material terms and conditions of contracts with members of the issuer's Board of Directors, members of the collegial executive body, and the person acting as the sole executive body;		
	definition of the criteria for selecting candidates for members of the issuer's Board of Directors, the collegial executive body, or for the person acting as the sole executive body, as well as preliminary evaluation of such candidates;		
	regular valuation of the activity of the person acting as the issuer's sole executive body (managing entity, or manager) and members of the issuer's collegial executive body, and preparation of proposals for the Board of Directors regarding their possible reappointment.		

	The human resources and remuneration committee shall consist of independent directors only, and if impossible for objective reasons, of independent and non-executive directors only.	Fulfilled	Members of the committee: Chairman: 1. Hans-Joerg Rudloff (independent director). Members: 2. German Kaplun (non-executive director); 3. Artemy Inyutin (non-executive director).
1.5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (version No. 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
1.6.	The issuer's internal documents shall set forth the obligation of members of the Board of Directors and the collegial executive body, the person acting as the issuer's sole executive body, including a managing entity and its employees, to disclose information on the ownership of the issuer's securities, as well as on the sale and/or acquisition of the issuer's securities by them.	Fulfilled	Clause 7, Article 40 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004); Clause 5.7 of Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004).
1.7.	The issuer shall disclose information on the amount of remuneration paid to members of the Board of Directors, members of the collegial executive body and the person acting as the issuer's sole executive body, including a managing entity or a manager.	Fulfilled	Clause 2.7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004) Information on remuneration is set forth in Clause 5.3 of the company's quarterly report for the 3rd quarter of 2005
1.8.	The issuer's Board of Directors shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
1.9.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and transactions therewith, which is not deemed as public and could have a material effect on the market value of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

1.10.	The issuer's Board of Directors shall approve a document defining procedures for internal audit of the issuer's financial and economic activities; compliance with these procedures shall be controlled by a special department of the issuer, which shall report any revealed violations to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

2. Special issuer requirements for joint-stock companies

2.1.	A notice about a general meeting of shareholders shall be given at least 30 days prior to the meeting, unless law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (version No. 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
2.2.	The joint-stock company has assumed an obligation not to exempt an acquirer from the obligation to offer shareholders the opportunity to sell the company's common shares that they possess (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the joint-stock company's common shares.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003)

3. Special requirements for issuers that are not joint-stock companies

3.1.	Issuers that are not joint-stock companies shall comply with the provisions of regulations issued by an authorized federal executive agency, defining the requirements for information disclosure by joint-stock companies.		

General Director
OAO RBC Information Systems


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
«РБК
Информационные
Системы»
№2010991
МОСКВА

Yury Rovensky

January 11, 2006

OPEN JOINT-STOCK COMPANY
RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

To: Oleg Safonov
President of
RTS Stock Exchange Non-for-Profit Partnership

Quarterly report form of (name of the organization) in compliance with corporate governance norms (for adding and retaining shares on the Partnership's A Quotation Lists) for the 5th quarter of 2005

No.	List of corporate governance norms	Fulfilled (full, partial or non-compliance)	Notes*
General issuer requirements			
1.	The issuer shall form a Board of Directors by cumulative voting.	Fulfilled	Clause 14.6 of the Articles of Association (Version 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
2.	The issuer's Board of Directors shall have at least 3 independent directors, who meet the following criteria: • they shall not be the issuer's (the manager's) officials or employees on the date of election and for 1 year preceding it; • they shall not be officials of any other economic entity, where any of the issuer's employees is a member of the Board of Directors' committee for human resources and remuneration; • they shall not be spouses, parents, children or siblings of the issuer's (manager's) employees (of an official of the issuer's managing organization); • they shall not be affiliated with the issuer, except for a member of the issuer's Board of Directors; • they shall not be party to the issuer's obligations, under which they may acquire property (obtain funds) equaling 10 or more percent of the total annual income of the above persons, save for remunerations for work on the issuer's Board of Directors; • they shall not represent the government, that is they shall not be representatives of the Russian Federation or its constituent parts to Boards of Directors of joint-stock companies subject to special rights (golden share), or persons elected to the Board of Directors from candidates nominated by the Russian Federation, or a constituent part of the Russian Federation or a municipality, given that such Board members have to vote based on written	Fulfilled	Independent Directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn. Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)

	instructions (orders etc.) issued by a respective constituent part of the Russian Federation or municipality.		
3.	1) The issuer's Board of Directors shall set up a committee, whose exclusive functions shall be evaluating candidates for the joint-stock company's auditor, reviewing the auditor's reports, evaluating the issuer's internal audit procedures, and drafting proposals to improve them (an audit committee), chaired by an independent director as defined in Clause 2 hereof. 2) The audit committee shall consist of independent directors only, as defined in Clause 2 hereof, and if impossible for objective reasons, members of the Board of Directors as defined in Clause 2 hereof and members of the Board of Directors who are not the issuer's sole executive body and/or members of the issuer's collegial executive body only. 3) The results of the review of the report of the issuer's auditor prepared by the audit committee shall be presented in the form of materials for the issuer's annual general shareholders' meeting.	Fulfilled	1) Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004) 2) Members of the Committee: Chairman: 1. Michael Hammond (independent director); Members: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director) 3) Clause 4, Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
4.	1) The issuer's Board of Directors shall set up a committee for human resources and remuneration, whose exclusive functions shall be as follows: definition of the principles and criteria for determining the amount of remuneration due to members of the issuer's Board of Directors, members of the collegial executive body and the person acting as the sole executive body, including the managing entity or the manager; preparation of proposals for determining material terms and conditions of contracts with members of the issuer's Board of Directors, members of the collegial executive body, and the person acting as the sole executive body; definition of the criteria for selecting candidates for the issuer's Board of Directors, the collegial executive body, or for the person acting as the sole executive body, as well as preliminary evaluation of such candidates; regular valuation of the activity of the person acting as the issuer's sole executive body (managing entity, or manager) and members of the issuer's collegial executive body, and preparation of proposals for the Board of Directors regarding their possible reappointment.	Fulfilled	Article 29 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)

	2) The human resources and remuneration committee shall consist of members of the Board of Directors only as defined in Clause 2 hereof, and if impossible for objective reasons, of members of the Board of Directors as defined in Clause 2 hereof and directors who are not the issuer's sole executive body and/or members of the issuer's collegial executive body.		2) Members of the committee: Chairman: 1. Hans-Joerg Rudloff (independent director); Members: 2. German Kaplun (non-executive director); 3. Artemy Inyutin (non-executive director).
5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (version No. 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
6.	The issuer's internal documents shall set forth the obligation of members of the Board of Directors and the collegial executive body, and the person acting as the issuer's sole executive body, including a managing entity and its employees, to disclose information on the ownership of the issuer's securities, as well as on any sale and/or acquisition of the issuer's securities.	Fulfilled	Clause 7, Article 40 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004); Clause 5.7 of the Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004).
7.	The issuer's Board of Directors shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
8.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and transactions therewith, which is not deemed public, and could have a material effect on the market value of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
9.	The issuer's Board of Directors shall approve a document defining procedures for internal audit of the issuer's financial and economic activities; compliance with these procedures shall be controlled by a special department of the issuer, which shall report any revealed violations to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23,

			2004)
10.	The issuer's Articles of Association shall stipulate that notice of a general shareholders' meeting shall be given at least 30 days prior to the meeting, unless the law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (version No. 8, registered with Inspection No. 36 of the Tax Ministry of Russia on July 14, 2005)
11.	The issuer's Articles of Association shall not stipulate the exemption of an acquirer from the obligation to offer shareholders the opportunity to sell the company's common shares in their possession (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the joint-stock company's common shares.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003)

General Director
OAO RBC Information Systems

Yury Rovensky

Seal


«РБК
Информационные
Системы»
МОСКВА

January 11, 2006